Exhibit 12.2

American Airlines, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Income (loss) before income taxes	$1,629	$(1,880)	$(2,495)	$(1,965)	$(504)
Add: Total fixed charges (per below)	1,329	1,787	1,588	1,759	1,622
Less: Interest capitalized	53	47	50	40	29

Total earnings (loss) before income taxes	$2,905	$(140)	$(957)	$(246)	$1,089

Fixed charges:
Interest	$634	$756	$695	$725	$685
Portion of rental expense representative of the interest factor	695	1,031	893	1,034	937

Total fixed charges	$1,329	$1,787	$1,588	$1,759	$1,622

Ratio of earnings to fixed charges	2.19	—	—	—	—

Coverage deficiency	$—	$1,927	$2,545	$2,005	$533